UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on October 18, 2023, EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”), received a letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its ordinary shares, par value US$0.001 per share (the "Ordinary Shares"), was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement"). The Company was provided a period of 180 calendar days, or until April 15, 2024, to regain compliance with the Minimum Bid Price Requirement.

On March 26, 2024, the Company received a delisting determination notice (the “Delisting Notice”) from Nasdaq notifying the Company that, as of March 26, 2024, the Ordinary Shares had a closing bid price of $0.10 or less for ten consecutive trading days and that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(iii), Nasdaq had determined to begin the process to delist the Ordinary Shares from the Nasdaq Stock Market. On April 2, 2024, the Company submitted a request for a hearing before the Nasdaq Hearings Panel to appeal the Delisting Notice, which was scheduled on May 23, 2024.

On May 1, 2024, the Company received a written notification from Nasdaq that the Company has regained compliance with the Minimum Bid Price Requirement and the matter is now closed. Consequently, the scheduled hearing before the Nasdaq Hearings Panel was cancelled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2024	EZGO Technologies Ltd.

	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer